EXHIBIT 99.1

Volvo receives order for 83 buses from the Netherlands

Volvo Buses has received two orders from the Netherlands' major bus operator Connexxion totalling 83 Volvo 8700 intercity buses

GOTEBORG, Sweden, Feb. 8, 2005 (PRIMEZONE) -- Volvo: Connexxion is by far the Netherlands' major bus operator. The company carried out a public tender for 50 intercity buses to run in a wide area around the city of Leiden in the Netherlands. Three manufacturers remained in the final stages and the order finally went to Volvo Buses. According to Connexxion, Volvo Buses won thanks to its low running costs and that it could deliver before September this year.

The buses are the Volvo 8700 RLE intercity model. They are 12.8 meters long and equipped for the highest levels of comfort, including the seating and air-conditioning.

Connexxion has also placed an order for 33 Volvo 8700 BLE 3 axles 14.5 meter intercity buses from previous negotiations. These are equipped with the Electronic Stability Program, ESP. The ESP system helps the driver in reducing the risk of skidding, turning over or driving off the road. They are the first intercity buses in the Netherlands with ESP.

29 buses out the 33 will go into operation in the area around the city of Zwolle. 4 buses will be delivered in the province of Zeeland and are specifically designed to transport people with their bicycles. Deliveries will be done before autumn.

All 83 buses will be made at Volvo Buses' factory in Wroclaw, Poland.

 For further information, please contact
 Erland Morelissen, Manager Volvo Bus Netherlands
 +31 345 688530 or

 Per-Martin Johansson, press officer
 +46 31 322 5200

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Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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